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Constellation
Brands

June 28, 2012

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attention:  Tia L. Jenkins, Senior Assistant Chief Accountant, Office of Beverages, Apparel, and Mining

Re:         Constellation Brands, Inc.
Form 10-K for the Fiscal Year Ended
February 29, 2012
Filed April 30, 2012
File No. 001-08495

Dear Ms. Jenkins:

We have received your comment letter dated June 14, 2012, with respect to the above-referenced filing.   We hereby request that the date by which we must respond to the comment letter be extended until July 26, 2012, in order to give us sufficient time to prepare our response to the letter.

If you have any questions, please feel free to contact Greg Belemjian at (585) 678-7136 or, alternatively, Barbara LaVerdi at (585) 678-7231.

Sincerely,

Constellation Brands, Inc.

/s/ Robert Ryder
Robert Ryder
Executive Vice President and
Chief Financial Officer

Our vision: To elevate life with every glass raised

Constellation Brands, Inc. · 207 High Point Drive · Building 100 · Victor, NY 14564
Direct: 585-678-7100 · Fax: 585-678-7103 · www.cbrands.com